CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,000,000	$71.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated June 30, 2010 (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

US$1,000,000

STEP-UP FIXED RATE CALLABLE NOTES DUE JULY 27, 2022

Principal Amount:

US$1,000,000

Issuer:

Barclays Bank PLC (Rated AA?/Aa3) 1

Issue Price:

Variable Price Re-Offer

Series:

Global Medium-Term Notes, Series A

Original Issue Date:

July 27, 2010

Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Interest Rate Type:

Fixed Rate

Original Trade Date:

June 30, 2010

Maturity Date:

July 27, 2022, subject to Redemption at the Option of the Company (as set forth below).

CUSIP:

06740PBT2

ISIN:

US06740PBT21

Denominations:

Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

Business Day:

☒ New York

☒ London

☐ Euro

☐ Other (            )

Interest Rate:

From and including the Original Issue Date, to but excluding July 27, 2013: 4.00%

From and including July 27, 2013, to but excluding July 27, 2016: 5.00%

From and including July 27, 2016, to but excluding July 27, 2019: 6.00%

From and including July 27, 2019, to but excluding the Maturity Date: 9.00%

Interest Payment Dates:

☒ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually,

payable in arrears on 27th of each month, commencing on August 27, 2010 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Business Day Convention:

Following, Unadjusted

Day Count Convention:

30/360

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on July 27, 2011, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:

DTC; Book-entry; Transferable.

Listing:

The Notes will not be listed on any U.S. securities exchange or quotation system.

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $30.00 per $1,000 principal amount, or 3.00%, resulting in aggregate proceeds to Barclays Bank PLC of $970,000. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

1 For further information regarding the ratings assigned to the Global Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any related free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PS–1

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. holders will be consistent with such treatment, and each holder will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on this approach.

We intend to take the position that we are deemed to exercise the call option prior to the first interest rate step-up (solely for purposes of determining whether the Notes are issued with “original issue discount” for federal income tax purposes) and, if we do not exercise the call option at such time, the Notes will be deemed to be reissued (solely for purposes of the original issue discount rules) at such time and immediately before each subsequent interest rate step-up for their adjusted issue price. Accordingly, we intend to take the position that the Notes will not be issued with original issue discount for federal income tax purposes and that interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Notes Subject to Call or Put Options” in the prospectus supplement.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

PS–2

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PS–3

US$1,000,000

BARCLAYS BANK PLC

STEP-UP FIXED RATE CALLABLE NOTES DUE JULY 27, 2022

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)